Exhibit 4.1

                           AMENDED AND RESTATED

                       CERTIFICATE OF INCORPORATION

                                    OF

                          BPC HOLDING CORPORATION


          FIRST:  The name of the Corporation is BPC Holding Corporation.


          SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

          THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

          FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 5,500,000 shares, of which 500,000 shares shall be designated as Preferred Stock, par value $0.01 per share ("PREFERRED STOCK") and 5,000,000 shares shall be designated as Common Stock, par value $0.01 per share ("COMMON STOCK").

          A. Preferred Stock

              1. ISSUANCE. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series, and any qualifications, limitations, or restrictions thereof.

          B. Common Stock

              1. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

          FIFTH: The Board of Directors is expressly authorized to adopt, amend, or repeal the by-laws of the Corporation.

          SIXTH: Elections of directors need not be by written ballot unless the by-laws of the Corporation shall otherwise provide.


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          SEVENTH  A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; PROVIDED, HOWEVER, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

          EIGHTH The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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